November 25, 1998



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

     Re: AMERCO (the "Company") Registration Statement on Form S-3 (Registration Number 333-01195)

Ladies and Gentlemen:

      In accordance with the rules and regulations under the Securities Act of 1933, as amended (the "Securities Act"), the Company hereby respectfully requests the withdrawal of the above-referenced Registration Statement on Form S-3, as amended, relating to the registration under the Securities Act of up to $500,000,000, in the aggregate of the Company's Common Stock, Series B
Common Stock, Preferred Stock, Debt Securities, Convertible Debt Securities, and Warrants. The Registration Statement was originally filed on February 26, 1996, and was amended on April 16, 1996.

      Please address any questions or requests for additional information to the undersigned at (602) 263-6671 or to Michael M. Donahey at (602) 382-6381.


                                Very truly yours,

                                By:  /S/ GARY V. KLINEFELTER
                                ----------------------------
                                Gary V. Klinefelter
                                Secretary and General Counsel


GVK/lp